UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Gratteciel Building 2, 6th Floor

5-22-6 Shimbashi, Minato Ward

Tokyo, 105-0004

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

As previously disclosed in the Report on Form 6-K furnished on June 29, 2026 (the “Original Form 6-K”), Robot Consulting Co., Ltd. (the “Company”) held an annual general meeting of shareholders on June 26, 2026 (the “Annual Meeting”), during which the shareholders approved, among other things, (i) the partial amendment to the articles of incorporation of the Company, and (ii) the election of one statutory auditor.

This report amends the Original Form 6-K to (i) furnish the amended articles of incorporation as an Exhibit 3.1 attached hereto, and (ii) provide the biography of Mr. Masaaki Seki, the Company’s statutory auditor.

Appointment of Mr. Masaaki Seki as the Company’s Statutory Auditor

During the Annual Meeting, the shareholders of the Company approved the appointment of Mr. Masaaki Seki as the Company’s full-time statutory auditor. Upon the conclusion of the Annual Meeting, Mr. Atsuo Ogasawara notified the Company of his resignation as a full-time statutory auditor, effective immediately. Mr. Ogasawara has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Upon the conclusion of the Annual Meeting, the Company’s board of statutory auditors is composed of three members.

Mr. Masaaki Seki, aged 67, served as the Company’s advisor from September 2025 to June 2026. Mr. Seki has more than ten years of experience in internal auditing at securities firms. From October 2013 to December 2018, he was an executive director at Nomura Holdings, Inc. (TYO: 8604, NYSE: NMR), where he was responsible for such company’s internal audits. From January 2019 to January 2020, he was a managing director at SBI Securities, where he was responsible for global business management and the company’s internal audit. In February 2020, he joined bitFlyer, Inc., a Japanese crypto-asset exchange and financial instrument exchange operator (“bitFlyer”), and bitFlyer Holdings, Inc., a parent company of bitFlyer, where he served as their director and representative director, from February 2020 to March 2023 and April 2022 to March 2023, respectively. Mr. Seki has been a principal of Protiviti LLC, an information technology consulting, risk and compliance advisory firm since June 2023, where he is responsible for such company’s internal audits and risk management. Mr. Seki obtained a bachelor’s degree in economics from Hitotsubashi University in Tokyo, Japan in March 1982.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended Articles of Incorporation of the Registrant (English Translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: July 7, 2026